Mail Stop 4561

June 9, 2008

Henry H. Graham, Jr.
Chief Executive Officer
TNS, Inc.
11480 Commerce Park Drive
Suite 600
Reston, VA 20191

> **Re:** **TNS, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 8-K Filed May 5, 2008**
> **File No. 001-32033**

Dear Mr. Graham:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.   There are instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, for the years ended 2007 and 2006, you disclose that that there were material changes in revenue regarding your Financial Services division that you attribute to increases in new customer endpoint installations, increases in connectivity between existing customers, and increased demand for greater bandwidth connectivity, although the extent to which each of these factors contributed to the change is not clear. Similarly, for the years ended 2006 and 2005, you state with regard to the International Services division that revenue increases were due to revenue contribution from new products and services related to recent acquisitions and to revenue growth from countries in Europe and the Asia-Pacific Region without quantifying each contributing factor, though you quantified revenues from your UK subsidiaries. Tell us how you considered the guidance pursuant to Section III.D of SEC Release 33-6835 with regard to providing a materially complete discussion of, and quantifying, the factors affecting changes in the company's performance from year to year.

2.   We note further that you have provided little information concerning the pricing pressures and pricing environment for the products and services sold. In this regard, we note on page 38 that you agreed to a pricing discount with a significant customer. Tell us what consideration you gave to discussing the extent to which material changes in revenue were due to changes in volume versus changes in pricing. See Item 303(a)(3)(iii) of Regulation S-K.

Commitments, page 43

3.   Please explain to us how you considered footnote 46 of SEC Release 33-8350 with respect to the interest you are required to pay on your long-term debt.

4.   We note from your disclosures on page 55 that your cost of network services includes leased digital capacity charges and fixed-fee contracts with local exchange and interexchange carriers. Please tell us whether or not the amounts associated with these items are included in your Contractual Cash Obligations by Period table. If not, tell us how you considered Item 303(a)(5)(ii)(C) and (D) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 54

5.   You disclose that you recognize software development revenue under fixed-price
        contracts for significant customization of software under the percentage-of-
        completion method. Please tell us more about the nature and relevant terms of
        your typical software development arrangement including whether you provide
        PCS services. As part of your response, explain to us why the percentage-of-
        completion method is an appropriate method of revenue recognition. Refer to
        authoritative accounting guidance as applicable.

Note 8. Income Taxes, page 79

6.   We note you have experienced significant losses in the U.S. in each of the last
        three fiscal years, yet you have established only a partial valuation allowance
        against your domestic NOL carryforwards. Conversely, we note that you have
        recorded significant foreign income in each of the last three fiscal years, but you
        appear to have established a full valuation allowance against your foreign NOL
        carryforwards. Please tell us how you arrived at the conclusions regarding these
        valuation allowances by jurisdiction. Refer to paragraphs 20 through 25 of SFAS
        109.

Item 9A. Controls and Procedures

Disclosure Controls, page 90

7.   We note your disclosure that there have been no "significant" changes that could
        "significantly" affect the internal control over financial reporting. Please note that
        Item 308(c) of Regulation S-K requires that you indicate whether there were "any
        changes" that "materially affected," or is reasonably likely to materially affect,
        your internal control over financial reporting. Please provide us with a
        representation, if true, that there were no changes during the relevant period that
        materially affected, or are reasonably likely to materially affect, your internal
        control over financial reporting. Confirm that you will conform your disclosures
        to the rule requirements in future filings. Please note that this comment also
        applies to the Form 10-Q for the Fiscal Period Ended March 31, 2008.

Form 8-K Filed May 5, 2008

Exhibit 99.1

Press Release, page 1

8.   We note that you use your estimated "cash" tax rate, which differs from your
        GAAP tax rate, to calculate your adjusted earnings measure. Please explain to us
        why you believe your cash tax rate is more appropriate and useful to investors
        than your GAAP tax rate. As part of your response, please explain to us how and
        why your cash tax rate differs from your GAAP tax rate and tell us why you have
        not provided investors with a reconciliation.

Financial Review, page 3

9.   Please tell us how you considered Question 13 of our Frequently Asked Questions
        Regarding the Use of Non-GAAP Financial Measures with respect to your
        statement that you generated over $9 million in free cash flow during your fiscal
        quarter ended March 31, 2008.

Financial Measures, page 3

10.   You disclose that you believe your non-GAAP measures provide useful
        information to investors because they provide a more focused measure of
        operating results. Please explain your basis for this statement. In this regard, it
        appears you are implying that GAAP provides a less focused measure of
        operating results.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief